

July 19, 2012

Via E-mail
Robert A. Rucker
Chief Executive Officer
Tile Shop Holdings, Inc.
14000 Carlson Parkway
Plymouth, MN 55441

> **Re:** **Tile Shop Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 2, 2012**
> **File No. 333-182482**

Dear Mr. Rucker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please include your name and the title and amount of securities that you are offering to exchange as part of the Contribution and Merger. Refer to Item 1 of Form S-4 and Item 501(b) of Regulation S-K.

2. Please disclose the percentage of JWCAC's outstanding shares beneficially owned by JWCAC's Sponsor in this section, in the Notice of Special Meeting of Shareholders and throughout the combined proxy statement and prospectus, as applicable.

3. Please revise the introductory paragraphs to quantify the total value of the proposed consideration that will be paid to Sellers as part of the Contribution and Merger. Please add this disclosure throughout the combined proxy statement and prospectus, as applicable.

<u>Notice of Special Meeting of Stockholders of JWC Acquisition Corp.</u>

4. Please disclose in the second full paragraph on the second page of the Notice of Special Meeting the pro rata redemption amount per share as of the most recent practicable date. Please revise comparable disclosure throughout the combined proxy statement and prospectus as applicable.

<u>Questions and Answers about the Proposals for JWCAC Stockholders, page 5</u>

<u>Q. Why is JWCAC proposing the Business Combination, page 6</u>

5. Please disclose in this section, in the Prospectus Summary, and elsewhere as appropriate that the first $15,000,000 in payments due to JWCAC stockholders that properly exercise their redemption rights will result in a corresponding decrease in the working capital of TS Holdings, as you state in the first full risk factor on page 40.

6. Please briefly describe the number of Public Warrants that JWCAC may purchase pursuant to Section 6.15 of the Contribution and Merger Agreement and how the purchase price of any such Warrants will be determined. Please also provide an estimate of the maximum number of Public Warrants that may be purchased by JWCAC and the estimated costs associated with such purchase, with a view towards disclosing to investors the amount by which the amount of Promissory Notes issued by TS Holdings in conjunction with the Contribution and Merger may increase. Please also provide an estimate of the amount of indebtedness and deferred compensation costs of The Tile Shop as of the most recent practicable date, with a view towards disclosing to investors the aggregate amount of Promissory Notes that will be issued by TS Holdings in the Contribution.

<u>Summary of the Proxy Statement/Prospectus, page 18</u>

<u>The Business Combination Proposal, page 18</u>

<u>The Parties, page 18</u>

<u>The Tile Shop, page 18</u>

7. We note your statement that, "The Tile shop offers a wide selection of products, superior value, and enhanced customer service in a unique showroom setting." Please provide the basis for your assertion that you provide "superior" value and "enhanced" customer service and that your showroom is "unique." If these statements represent your belief based upon management's experience in the industry, please state this fact. Please revise comparable disclosure throughout the combined proxy statement and prospectus as applicable.

The Business Combination, page 19

8. We note that "[t]he Cash Consideration, the Stock Consideration, and the Promissory Notes" are subject to adjustment at closing pursuant to the terms of the Contribution and Merger Agreement. Please describe such potential adjustments and include a table highlighting the potential combinations of Cash Consideration, Stock Consideration and Promissory Notes that may be issued in the Contribution.

9. We note your disclosure that following the Contribution and Merger the Sellers and former JWCAC stockholders will hold 67% and 33% respectively of TS Holdings, assuming that no JWCAC stockholders exercise their redemption or appraisal rights. Please clarify that in the event JWCAC stockholders exercise their redemption or appraisal rights, the percentage of TS Holdings owned by the Sellers following the Contribution and Merger will increase. Please include the percentage of TS Holdings that will be owned by the Sellers and former JWCAC stockholders in the event that JWCAC stockholders exercise their redemption rights to the maximum extent allowable under the Contribution and Merger Agreement.

10. We note your disclosure on page 20 that certain members of JWCAC's Sponsor have agreed to purchase up to 1,500,000 shares of TS Holdings' common stock in the event that the number of JWCAC common shares properly tendered for redemption exceeds 4,000,000 shares, to provide funds for the redemption of the tendered shares. Please also disclose in this section that it is a condition to closing under the Contribution and Merger Agreement that no more than 5,500,000 shares of JWCAC's common stock are properly tendered for redemption.

The Special Meeting of Stockholders, page 23

Vote of JWCAC Founders, page 23

11. Please disclose that JWCAC's Sponsor, directors, officers, advisor or affiliates may purchase additional shares prior to the closing of the business combination in accordance with the terms set forth on page 47.

Risk Factors, page 32

Risks Related to the Tile Shop, page 32

The Tile Shop intends to aggressively open additional stores . . ., page 33

12. We note your disclosure that you plan to "aggressively" open additional stores. Please clarify what you mean by "aggressively" opening additional stores and provide quantifiable information about your planned store openings, if possible.

Concentration of ownership after the Business Combination may have the effect of delaying or preventing a change in control, page 41

> 13. We note your disclosure that acting together the Sellers will have the ability to "significantly influence" the outcome of corporate actions of TS Holdings requiring stockholder approval. Please revise your disclosure to clarify, if true, that such stockholders will in fact have the ability to determine the outcome of such actions.

As a result of the Jumpstart Our Business Startups Act . . ., page 45

> 14. We note your disclosure that TS Holdings may qualify as an emerging growth company. Please provide your analysis as to why you believe that TS Holdings may qualify as an emerging growth company. In doing so, please address Question 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, available on our website.

Risks Related to JWCAC and the Business Combination, page 45

Unlike many other blank check companies . . ., page 47

> 15. Please specify the percentage of shares redeemed that would result in JWCAC's stockholders equity falling below $5,000,001.

The JWCAC board of directors did not obtain a third party valuation . . ., page 51

> 16. Please expand this risk factor to discuss the risks resulting from the board's decision not to obtain a third party valuation, such as, for example, that the lack of a fairness opinion may lead increased numbers of your shareholders to vote against the transaction or demand redemption, potentially impacting your ability to consummate the acquisition. Refer to Item 3 of Form S-4.

Proposals to be Considered by JWCAC Stockholders, page 62

Structure of the Business Combination, page 62

17. We note your disclosure that following the Contribution and Merger, former JWCAC stockholders will own approximately 33% of the issued and outstanding shares of TS Holdings. We also note disclosure in the registration statement on Form S-1 filed by JWCAC on November 12, 2010 that JWCAC will consummate a business combination only if JWCAC becomes the controlling shareholder or is otherwise not required to register as an investment company under the Investment Company Act of 1940. Please state in this section whether the terms of the Contribution and Merger Agreement could result in ownership of TS Holdings by JWCAC such that JWCAC is required to register as an investment advisor.

Background of the Business Combination, page 63

18. We note that on more than one occasion The Tile Shop disclosed financial information to JWCAC or members of JWCAC's management. Please briefly describe the nature of this financial information. If the financial information disclosed to JWCAC represents The Tile Shop's financial projections, please disclose such projections.

19. Please thoroughly revise this section to provide greater detail regarding the structure and terms of the proposed transaction. In doing so, please discuss when the parties settled on the structure of the proposed transaction and whether any alternative transaction structures were considered. To the extent that the structure of the proposed transaction was driven by tax considerations, please clearly state this fact.

20. Please disclose when the parties began discussing the consideration involved in the transaction, including the amounts paid by TS Holdings to the Sellers as consideration for the contribution of their interests in The Tile Shop, LLC. Please include in your revisions a discussion of how the parties determined the amount of proceeds from JWCAC's trust account that will be issued in conjunction with the proposed transaction and the adjustments thereto, as described in Section 2.2 of the Contribution and Merger Agreement on page A-7.

21. We note your disclosure that between May 24, 2012 and June 11, 2012, The Tile Shop and JWCAC negotiated a letter of intent. To the extent transaction value and structure was negotiated and referenced in the signed letter of intent, please revise to disclose any material negotiations related to the transaction structure and value and to include proposal details and the party that presented the proposal.

22. To the extent material, please briefly describe the proposed changes to the Contribution and Merger agreement relating to the terms of the Promissory Notes and

tax-related matters that were discussed by JWCAC's Board of Directors on June 24, 2012.

23. To the extent material, please briefly describe the "open issues" that were resolved in the telephone conference between Messrs. Suttin and Jacullo on June 25, 2012.

JWCAC's Board of Directors' Reasons for the Approval of the Business Combination, page 66

24. We note that JWCAC's board of directors created its own financial model in evaluating the proposed transaction. Please describe JWCAC's management's experience with financial modeling, with a view towards describing to investors JWCAC's management's level of sophistication in the creation of financial models.

25. We note references throughout this section to Citigroup and Telsey Advisory Group as JWCAC's financial advisors. Please briefly describe the role undertaken by Citigroup and Telsey Advisory Group in providing assistance to JWCAC's management. In addition, please provide us with your analysis as to whether consents pursuant to Section 7(a) of the Securities Act are required for Citigroup and Telsey Advisory Group.

26. We note your disclosure on page 68 that JWCAC's management and board of directors determined that a proposed enterprise value of approximately $500 million for The Tile Shop is reasonable. Please revise to clarify which party proposed $500 million as the enterprise value of The Tile Shop, LLC and how this value was determined.

27. Please discuss in greater detail the specific criteria used to select the comparable companies listed on page 68. In doing so, please also identify the respective valuations for each of the companies listed as "the most relevant publicly traded retail companies" and disclose how and by whom such enterprise values were determined.

28. We note the following statements on page 68:

- "Thus, since JWCAC estimated that a $500 million enterprise value for The Tile Shop implied trading multiples of 9.8x estimated 2012 Adjusted EBITDA and 8.3x estimated 2013 Adjusted EBITDA, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies."

- "Thus, since JWCAC estimated that a $10 per share price for The Tile Shop implied trading multiples of 18.7x estimated 2012 earnings and 15.7x estimated 2013 earnings, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies."

- "Thus, since JWCAC estimated that a $10 per share price for The Tile Shop implied P/E/G trading multiples of 0.7x estimated 2012 earnings and 0.6x estimated 2013 earnings, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies."

Please explain in detail how JWCAC's management arrived at these valuations both for The Tile Shop and the comparable companies.

The Contribution and Merger Agreement, page 71

29. We note your cautionary language in the introductory paragraphs of this section regarding information contained in the Contribution and Merger Agreement. Please note that disclosure regarding the Contribution and Merger Agreement constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the Contribution and Merger Agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the disclosure in the Contribution and Merger Agreement and will update such disclosure as required by federal securities laws. In this regard, we draw your attention in particular to the second sentence in the second full paragraph on page 71, as in context this sentence appears to inappropriately imply that readers should not rely on the information described in this section and in the merger agreement.

Material U.S. Federal income Tax Considerations to JWCAC's Stockholders, page 83

30. Please revise to indicate that the disclosure in this section constitutes counsel's opinion. Refer to Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Section III.B.2.

Unaudited Pro Forma Condensed Combined Financial Information, page 89

31. Please expand your disclosure to provide a table showing the total consideration to The Tile Shop pursuant to the Business Combination Agreement in the form of cash, notes payable, and stock including the existing cash of The Tile Shop that is being

distributed as part of the Business Combination assuming no redemption and assuming maximum redemption. Further, please show the number of shares issued and relative percentage interest to be held by The Tile Shop' former owners.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 90

32. Please correct the deferred tax asset amount assuming maximum redemption disclosed as $177.2 million.

33. We note additional paid-in capital assuming maximum redemption reflects a debit balance. Please revise your adjustments as appropriate to reflect a reduction in retained earnings or advise us of your basis in GAAP and/or state law for your presentation. In this regard, explain to us how you determined that 100% of adjustment K) related to additional paid-in capital.

34. Please revise to reclassify the accumulated deficit of JWC Acquisition Corp.

2. Pro Forma Adjustments and Assumptions, page 93

35. Please add disclosure to adjustment E) or elsewhere indicating whether or not the distributions payable to members in the amount of $6,276,926 was made on June 15th.

36. Please expand adjustment G) to disclose the expected settlement amount, how the settlement amount was determined, when the compensation is payable and the specific agreement or plan referenced.

37. Please revise your disclosure regarding adjustment J) to show the primary book and tax basis differences upon which you calculated the deferred tax asset. At December 31, 2011 you state that the book basis exceeded the net tax basis by $4.1 million on page F-47. In this regard, tell us how the tax basis of assets and liabilities is computed upon election to a C corporation. We may have further comment.

38. Please tell us your basis for using the "effective" tax rate as opposed to the statutory rate as indicated in Instruction 7 to Rule 11-02(b)(8) of Regulation S-X. If you are using the statutory rate, please tell us what the rate is in each of the registrant's tax jurisdictions.

39. We refer you to the line item interest and other income. Since your Combined Pro Forma cash balance approximates your historical cash balance assuming no redemption and is substantially less than your historical cash balance assuming maximum redemption, please explain your basis for recording interest income on a pro forma basis and why there is no net downward adjustment for the reduced cash balance in the maximum redemption scenario or revise.

Robert A. Rucker
Chief Executive Officer
July 19, 2012
Page 9

40. Refer to adjustment R). Please tell us how the options relate directly to the Business Combination, what entity issued the options, the number of options issued, when the options were issued and why such amounts are not more appropriately reflected in the historical financial statements. Please expand your disclosure and revise as appropriate.

Business of The Tile Shop, page 106

Growth Strategy, page 107

41. We note your statement that you plan to "increase [your] net sales and profitability by strengthening [your] position as a leading provider of tile products . . . ." Please provide the basis for your statement that you are a "leading" provider of tile products, or revise this statement to indicate that is represents management's belief.

Open New Stores, page 107

42. We note that you plan to open "no less than 15" new stores in 2013. Please provide additional disclosure regarding your planned expansion, including the geographic areas in which you plan to add stores. Please also briefly explain why you believe that your store base growth will "drive productivity." Refer to Item 14 of Form S-4 and Item 101(c)(1)(i) of Regulation S-K.

Market, page 109

43. We note your reference to Catalina Research, Inc., IBIS World, and the Joint Center for Housing Studies of Harvard University for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of the materials you cite to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also advise us whether you are affiliated with any such firm.

The Tile Shop's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 113

Key Components of The Tile Shop's Consolidated Statements of Income, page 114

44. Please disclose whether the increase in same store sales was attributable to an increase in volume or an increase in price or some combination. See Item 303(a)(3)(iii) of Regulation S-K.

Comparison of the Three Months Ended March 31, 2012 and the Three Months Ended March 31, 2011, page 115

Net Sales, page 115

45. Please quantify the increase in net sales attributable to the addition of new stores and the increase attributable to same store sales growth. Refer to Item 14 of Form S-4 and Item 303(a)(3) of Regulation S-K. Please also provide this information for the change in net sales between fiscal 2011 and fiscal 2010.

Liquidity and Capital Resources, page 119

46. We note your disclosure that you have approximately $15.4 million in cash and cash equivalents as of March 31, 2012 which serves as your primary source of liquidity. Please disclose in this section the fact that to the extent that any JWCAC shareholders exercise their redemption rights, the first $15,000,000 in payments due to JWCAC stockholders properly exercising such rights will result in a corresponding decrease in your working capital. In this regard, we note the disclosure in TS Holdings unaudited pro forma condensed combined balance sheet on page 90 that following the combination and assuming that $15,000,000 in payments are due to JWCAC shareholders, you will have cash and cash equivalents of approximately $380,000. Please discuss your ability to fund your working capital requirements and any planned capital expenditures should your working capital be materially decreased as a result of payments due to JWCAC shareholders that have exercised their redemption rights. Refer to Item 14 of Form S-4 and Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies and Estimates, page 122

47. In your discussion of revenue recognition and property, plant and equipment, you disclose that with regard to your estimates or assumptions you may be exposed to losses that could be material. Please expand your disclosure to indicate how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future.

TS Holdings Management After the Business Combination, page 124

48. We note you have not listed a Chief Financial Officer as part of your management following the Business Combination. Please add a footnote to your list or otherwise expand your disclosure to address this position. Please also disclose how or by whom the functions and duties typically performed by a Chief Financial Officer will be exercised.

Beneficial Ownership of Securities, page 140

49. Please disclose the number of outstanding securities on which the calculations of JWCAC Pre-Business Combination and TS Holdings Post-Business Combination ownership are based.

50. Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by the following security holders:

- JWC Acquisition, LLC;

- Polar Securities, Inc.; and

- Fir Tree Value Master Fund, L.P.

  Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which is available on our website.

51. This presentation assumes that there will be no redemption by JWCAC's shareholders. Please also demonstrate in the beneficial ownership table the impact that the maximum allowable redemptions would have on beneficial ownership following the business combination.

Description of TS Holdings Securities, page 155

Choice of Forum, page 158

52. We note your disclosure that your certificate of incorporation provides that the Court of Chancery in Delaware will be the exclusive forum for certain proceedings. Please disclose that although you have included a choice of forum clause in your certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Financial Statements, page F-1

JWC Acquisition Corp.

53. Reference is made to our review of your Form 10-K for the Year Ended December 31, 2011 filed on March 15, 2012. Please revise your financial statements and related disclosures in your amended filing to this Form S-4 in response to those comments including revisions proposed by you for future filings.

Robert A. Rucker
Chief Executive Officer
July 19, 2012
Page 12

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements, page F-45

Note 8. Related Party Transactions, page F-52

54. Please expand your disclosure to indicate when the final installment is due on the note receivable from KMP and when the annual payments are made on the Special Cash Distribution Units. Further, please disclose the amount of interest earned and receivable for each period presented. See FASB ASC 850-10-50.

55. Please tell us what factors were considered in determining it was not appropriate to reflect the note receivable from KMP as a deduction from equity. See SAB Topic 4.

Note 9. Equity Incentive Plan, page F-52

56. Please explain to us how you determined that the intrinsic value as of March 31, 2012 was $2.45 per unit. We may have further comment.

Contribution and Merger Agreement, Annex A

57. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Section 2.2 – The Contribution

58. We note that Section 2.2(b) provides that the Closing Holding Shares and the Promissory Notes will be issued to Sellers in accordance with Schedule 2.2(b) of the Contribution and Merger Agreement. It does not appear that Schedule 2.2(b) is included in Annex A. Please include Schedule 2.2(b) within Annex A, or file a copy of the Contribution and Merger Agreement, including Schedule 2.2(b), as an exhibit to the registration statement. Refer to Item 601(b)(2) of Regulation S-K.

Part II – Information Not Required in Prospectus, page II-1

Exhibit Index, page II-5

Exhibit 2.1

59. It does not appear that the Merger and Contribution Agreement is filed as an exhibit to the registration statement. Please file this agreement as an exhibit or include a

notation in the exhibit index informing investors that the exhibit is included in the prospectus.

<u>Exhibit 8.1</u>

60. Please have counsel revise the second paragraph of the opinion to state explicitly that the disclosure in the prospectus relating to material U.S. Federal Income Tax Considerations constitutes counsel's opinion. Refer to Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Section III.B.2.

61. Please have counsel revise the opinion to include counsel's consent to being named under the heading "Legal Matters" in the registration statement. Refer to Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Section IV.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director

cc: Susan E. Pravda, Esq.